

Rule 12g3-2(b) File Number: ~~825237~~

82-34629

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



02002837

January 28, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number 825237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a press announcement we made in Hong Kong on January 22, 2002 regarding the restructuring of the controlling shareholder.

Thank you for your attention.

Sincerely yours,

Yunti Fang
Director
Zhejiang Expressway Co., Ltd.

中国·杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center, 15 Shuguang Rd, Hangzhou P. R. China





浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement
Restructuring of the controlling shareholder

Due to a restructuring of state-owned enterprises by the Zhejiang Provincial Government, Provincial Investment Co, which is the existing controlling shareholder of the Company will be replaced by Communications Investment Group.

Restructuring of the Controlling Shareholder

The Zhejiang Provincial Government is conducting a restructuring of its state-owned enterprises. As part of the restructuring, Provincial Investment Co will be replaced by Communications Investment Group pursuant to a notice dated 2nd July, 2001 issued by the Zhejiang Provincial Government (Zhe Zheng Fa [2001] No. 42) at nil consideration. As a result the existing shareholding of Provincial Investment Co. in the Company, which amounts to approximately 56 per cent of the issued share capital of the Company will be held by Communications Investment Group.

The shareholding structures of the Company immediately before and immediately after the said replacement are illustrated in the simplified corporate charts below:

Immediately before the said replacement


Zhejiang Provincial Government
Zhejiang State Assets Management Commission
100%
Huajian Transportation Economic Development Centre
Provincial Investment Co.
Public
11%
56%
33%
The Company

Immediately after the said replacement


Zhejiang Provincial Government
Zhejiang State Assets Management Commission
100%
Huajian Transportation Economic Development Centre
Communications Investment Group
Public
11%
56%
33%
The Company

—— ownership line
---- supervisory line

Communications Investment Group is a state-owned enterprise which was established by Zhejiang Provincial Government through Zhejiang State Assets Management Commission. It is the business entity for the Zhejiang Provincial Government in the transportation industry. Communications Investment Group was estabilished on 29th December 2001. The registered capital of Communications Investment Group is RMB5,000,000,000. It is principally engaged in investment, operation, maintenance and toll collection of

nology.
rning Post.
today.

Immediately after the said replacement



Zhejiang Provincial Government
Zhejiang State Assets Management Commission
100%
Huajian Transportation Economic Development Centre
Communications Investment Group
Public
11%
56%
33%
The Company
ownership line
supervisory line

Communications Investment Group is a state-owned enterprise which was established by Zhejiang Provincial Government through Zhejiang State Assets Management Commission. It is the business entity for the Zhejiang Provincial Government in the transportation industry. Communications Investment Group was estabilished on 29th December 2001. The registered capital of Communications Investment Group is RMB5,000,000,000. It is principally engaged in investment, operation, maintenance and toll collection of transportation infrastructure, construction of transportation projects, carrying out of construction works and management of relevant material, provision of transportation and logistics services and making of other investments.

The replacement of Provincial Investment Co. by Communications Investment Group as the controlling shareholder of the Company is subject to the approval of and registration with the relevant PRC Government authorities. Immediately after the obtaining of the relevant approval, Communications Investment Group will be interested in 56% of the issue share capital of the Company and become the immediate controlling shareholder of the Company within the meaning of the Listing Rules.

Since the H shares of the Company are listed on The Stock Exchange of Hong Kong Limited, the replacement of Provincial Investment Co. by Communications Investment Group as the controlling shareholder of the Company may lead to an obligation under Rule 26.1(a) of the Takeovers Code for Communications Investment Group and parties acting in concert with it to make a general offer to the holders of the shares in the capital of the Company. However, since the said replacement will not result in any significant change in the ultimate controlling shareholding by Zhejiang State Assets Management Commission and the Zhejiang Provincial Government in the Company, application has been made to the Securities and Futures Commission for the granting of a waiver from the requirement for making a general offer by Communications Investment Group and parties acting in concert with it for all the shares in the share capital of the Company.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Communications Investment Group"	Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司), a company established in the PRC on 29th December 2001;
"Company"	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the RPC, whose H Shares are listed on The Stock Exchange of Hong Kong Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China;
"Provincial Investment Co."	Zhejiang Provincial High-class Highway Investment Company Limited (浙江省高等級公路投資有限公司), a company established in the PRC, being the existing controlling shareholder of the Company; and
"Takeovers Code"	The Code on Takeovers and Mergers.

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang, the PRC, 21st January, 2002